SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.



03050212

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

82-34672

March 25, 2003

SUPPL

03 APR -1 PM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

February 28, 2003	Director Shareholding – RA Lawson and JL Hewitt
March 25, 2003	Trading Statement/Trading Update

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: 
Christopher C. Roberts



Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:041003
18031915-10.doc

REG-Electrocomponents Director Shareholding
RNS Number:1189I
Electrocomponents PLC
28 February 2003

Electrocomponents Savings Related Share Option Scheme ("the Scheme")

The Company has been informed on 28 February 2003 that options to buy shares granted under the terms of the Scheme for 5 years, as detailed below, have lapsed on expiry of the exercise period for the options as from 28 February 2003.

Mr J L Hewitt (Finance Director), has lapsed an option to buy 5,029 shares at an option price of 343p granted on 25 July 1997.

Mr R A Lawson (Chairman), has lapsed an option to buy 5,029 shares at an option price of 343p granted on 25 July 1997.

CARMELINA CARFORA

Group Company Secretary

28 February 2003

END

RDSPUUMWPUPWGUR

REG-Electrocomponents Trading Statement
RNS Number:1336J
Electrocomponents PLC
25 March 2003

Embargoed until 7.00am
25 March 2003

Electrocomponents plc
Trading Update

Ahead of forthcoming meetings with investors and analysts we are updating the market on recent trading.

The Board anticipates that our profit before tax and goodwill amortisation for the year ended 31 March 2003 will be around £100m.

As we expected when we announced our interim results in November, our markets have continued to be weak, particularly in the manufacturing sectors. During the year we have reduced our exposure to the sharply declining telecommunications sector and directed our sales and marketing efforts towards sectors that are growing. These actions have contributed to a recovery in our UK sales, which are now running at levels approaching those of a year ago. The year-on-year sales growth rate of our Continental European businesses has increased modestly since the first half and Allied in the United States has also continued to grow. Japan has enjoyed even higher sales growth than was achieved in the first half, reflecting further success in e-Commerce. Elsewhere, sales of our Asian businesses have been volatile, though in China sales have resumed growth following product supply problems arising from new import regulations. Overall, monthly sales of the Group (adjusted for exchange rates and trading days) are now broadly level with last year.

Gross margin has shown a further small advance on the higher levels realised in the first half. We have also continued to manage costs tightly, whilst sustaining our strategic investments. Operating margins have consequently been robust. Cash flow has remained strong.

Leading indicators such as Purchasing Managers Indices suggest no improvement in our trading environment in the short term.

The full results for the current year will be announced on 29 May 2003.

Contact:

Ian Mason Group Chief Executive 01865 204000

Jeff Hewitt Deputy Chairman / Finance Director 01865 204000

END

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